

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

June 25, 2024

Thomas Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
1 Lacey Place
Southport, CT 06890

> **Re: Sturm, Ruger & Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 21, 2024**
> **File No. 001-10435**

Dear Thomas Dineen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing